EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.	Name and Address of Company
Pengrowth Energy Corporation. (“Pengrowth”)
2100, 222 – 3rd Avenue SW
Calgary, AB  T2P 0B4
Item 2.	Date of Material Change
September 1, 2015
Item 3.	News Release
A news release reporting the material change was issued on September 1, 2015 through the services of Marketwired.
Item 4.	Summary of Material Change
Pengrowth’s Board of Directors approved a change to the Company’s dividend policy, moving to a quarterly payment at a rate of $0.01 per share per quarter ($0.04 per share annually). In addition, Pengrowth’s Board has also approved the suspension of the Company’s Dividend Reinvestment and Optional Common Share Purchase Plan (the “Plan”), effective with the quarterly dividend payable on December 15, 2015.
Item 5.1.	Full Description of Material Change

Pengrowth’s Board of Directors approved a change to the Company’s dividend policy, moving to a quarterly payment at a rate of $0.01 per share per quarter ($0.04 per share annually), as a result of the continued weakness in commodity prices. With the macro environment continuing to deteriorate and given the outlook for a prolonged weakness in commodity prices, the Company believes that it is prudent to preserve capital and accelerate its efforts to reduce overall indebtedness.

The new dividend policy will take effect following the payment of the $0.02 per share dividend payable on September 15, 2015 with the first quarterly payment expected to be paid on December 15, 2015. Subsequent dividends are expected to be paid on the 15th (or next business day) of March, June, September and December each year. In addition, Pengrowth’s Board has also approved the suspension of the Company’s Dividend Reinvestment and Optional Common Share Purchase Plan (the “Plan”), effective with the quarterly dividend payable on December 15, 2015. The Company does not believe that it is in the best interest of shareholders to issue further equity in this low share price environment. Shareholders previously enrolled in the dividend reinvestment program will instead receive their dividends as cash until such time as the Plan is reinstated.

Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Notwithstanding the revisions to our dividend policy today, future dividend rates can and may fluctuate and will be confirmed by the Board and announced by news release prior to each record date.

Item 5.2.	Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable. This is not being filed on a confidential basis.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
For further information, contact Mr. Derek Evans, President and Chief Executive Officer at (403) 233-0224.
Item. 9.	Date of Report
September 4, 2015

Caution Regarding Forward Looking Information:

In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this material change report are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, reduction of dividend; ongoing measures to protect financial health and stability; moves to enhance the strength of the balance sheet; future commodity prices; financial health and stability; suspension and reinstatement of the dividend reinvestment and optional common share purchase plan; future reductions in indebtedness and 2015 and 2016 capital spending. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 26, 2015.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.